FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

STEALTHGAS INC (NASDAQ: GASS) announced its Fourth Quarter and Full Year 2005 Results

Fourth Quarter 2005 Results (With the Consolidation of ‘The Vafias Group of LPG Carriers”):

For the fourth quarter ended December 31, 2005, net revenues amounted to $13.8 million and net income for the fourth quarter was $5.7 million. Earnings per share basic and diluted for the fourth quarter, calculated on 13,565,217 weighted average number of shares outstanding, were $0.42. EBITDA for the fourth quarter of 2005 was $8.0 million.

An average of 17.2 vessels were owned and operated in the fourth quarter 2005 earning an average time-charter-equivalent rate of approximately $8,125 per day.

Full Year 2005 Results (With the Consolidation of ‘The Vafias Group of LPG Carriers”):

For the full year period ended December 31, 2005, net revenues amounted to $ 36.6 million and net income amounted to $14.5 million. Earnings per share basic and diluted for the full year period ended December 31, 2005, calculated on 7,906,849 weighted average number of shares outstanding, were $1.84.  EBITDA for the full year period ended December 31, 2005 was $20.1 million.

An average of 11.9 vessels were owned and operated in the full year period ended December 31, 2005 earning an average time-charter-equivalent rate of approximately $7,919 per day.

Attached hereto as Exhibit 1 is a Press Release dated March 2, 2006 announcing the results for the Fourth Quarter and Full Year 2005

Exhibit 1

STEALTHGAS INC. REPORTS FOURTH QUARTER

AND FULL YEAR 2005 RESULTS

ATHENS, GREECE, March 2, 2006.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today financial and operating results for the fourth quarter and results for the full year period ended December 31, 2005.

Basis of Presentation:

During the course of 2005, STEALTHGAS INC. (“the Company”) acquired a number of ship-owning companies from affiliated entities of the Vafias Group (“The Vafias Group of LPG Carriers”). Because the Company and the Vafias Group are entities under common control, in accordance with US GAAP, the consolidated financial statements of the Company must be presented as if the ship-owning companies acquired were consolidated subsidiaries of the Company as of the dates indicated in the notes in the financial statements. Such accounting resulted in the retroactive restatement of the historical financial statements of the Company as if “The Vafias Group of LPG Carriers” were consolidated subsidiaries of the Company for all periods presented.

However, in order to enable investors to also monitor the actual development of STEALTHGAS INC. during the fourth quarter of 2005 and the full year 2005, this Press Release provides information in two ways, first without the consolidation of “the Vafias Group of LPG Carriers” and then with it, in accordance with US GAAP. The information which includes the consolidation of “the Vafias Group of LPG Carriers” is presented in the Appendix which includes the financial statements.

Fourth Quarter 2005 Results (Without the Consolidation of ‘The Vafias Group of LPG Carriers”):

For the fourth quarter ended December 31, 2005, net revenues amounted to $12.8 million and net income for the fourth quarter was $4.5 million. Earnings per share basic and diluted for the fourth quarter, calculated on 13,565,217 weighted average number of shares outstanding, were $0.33. EBITDA for the fourth quarter of 2005 was $7.2 million.

An average of 15.1 vessels were owned and operated in the fourth quarter 2005 earning an average time-charter-equivalent rate of approximately $8,155 per day.

Full Year 2005 Results (Without the Consolidation of ‘The Vafias Group of LPG Carriers”):

For the full year period ended December 31, 2005, net revenues amounted to $ 29.3 million and net income amounted to $12.2 million.  Earnings per share basic and diluted for the full year period ended December 31, 2005, calculated on 7,906,849 weighted average number of shares outstanding, were $1.54.  EBITDA for the full year period ended December 31, 2005 was $18.0 million.

An average of 9.3 vessels were owned and operated in the full year period ended December 31, 2005 earning an average time-charter-equivalent rate of approximately $8,032 per day.

CEO Harry Vafias commented: “We are very pleased to report these strong results for the fourth quarter of 2005 and for the full year 2005. We are also happy to report that we have delivered on our promises to our shareholders. When we became public in October 2005, we had a fleet of 9 vessels and plans to acquire 10 additional LPG carriers, which had already been identified. We have taken delivery of 9 of the identified vessels, with the last to be delivered by early March 2006, and we have acquired 5 additional vessels, putting us ahead of our acquisition schedule as outlined on our road show prior to our successful IPO in October 2005. So, as of today, we have a fleet of 23 LPG carriers, with an average age of 10.8 years. We rank number one in owned vessels in the 3,000 to 8,000 CBM segment, which is the area of our strategic focus. Furthermore, in January 2006, we declared and paid on schedule our first dividend of $0.1875 per common share.

Looking at 2006, we expect our profitability to benefit from the fact that all of our 24 vessels will be fully operational as of March 2006. Our strategy is to pursue stable growth with predictable cash flows and in this context 72% of our fleet days in 2006 are already secured under period time charters. Furthermore, our plans are to take advantage of market opportunities and continue expanding our fleet, thereby further enhancing our revenue potential and profitability.

Charter rates for handysize LPG carriers - those with a cargo carrying capacity between 3,000 and 8,000 cbm –continued to be stable during the fall 2005. For example a 3,500 semi-refrigerated vessel earned $10,000 per day during the fall while so far in the first quarter charter rates for this type of vessel averaged $11,000 per day. At the present time charter rates for both pressurized and semi-refrigerated ships are stronger in the Mediterranean and Continent regions. We believe that charter rates may strengthen further during the winter months thereby enabling us to renew these expiring charters and enter into additional contracts for our fleet at better or at least comparable levels. As expected rates for refrigerated vessels were higher in all regions than rates for pressurized vessels.“

CFO Andrew Simmons commented: “As of December 31, 2005, had all 24 vessels been delivered to us, our leverage would still remain moderate with a debt to capitalization ratio at just below 42.4%”.

Our strong cash flow generation coupled with external financing can support our fleet expansion plans. In October 2005, we negotiated a $ 50 million ten-year term secured credit facility with DnB Nord Bank to facilitate further vessel acquisitions, with terms that we consider highly competitive and favorable.

This has since been expanded by a further $14 million on the same basis to part fund the acquisitions of the Gas Czar and the Gas Eternity.

Regarding our dividend policy, our next dividend declaration is intended for May 2006.”

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified Vessels & Additional Vessels already delivered to GASS)
Gas Cathar(2)	7,517	F.P.	2001	Oct 2005	Time Charter	August 2007	365,000
Gas Marathon	6,572	F.P.	1995	Nov 2005	Bareboat	Oct 2007	220,000
Gas Chios	6,562	F.P.	1991	Oct 2005	Time Charter	March 2007	300,000
Gas Amazon	6,526	F.P.	1992	May 2005	Time Charter	May 2006	420,000
Gas Monarch(3)	5,018	F.P.	1997	Dec 2005	Time Charter	June 2007	295,000
Gas Emperor	5,013	F.P.	1995	Feb 2005	Time Charter	June 2007	245,000
Birgit Kosan	5,012	F.P.	1995	April 2005	Bareboat	April 2007	190,000
Catterick	5,001	F.P	1995	Nov 2005	Time Charter	Feb. 2007	300,000
Gas Sincerity	4,123	F.P.	2000	Nov 2005	Time Charter	July 2006	285,000
Gas Spirit(4)	4,112	F.P.	2001	Dec 2005	Time Charter	June 2007	195,000
Feisty Gas	4,111	F.P.	2001	Dec 2005	Time Charter	August 2006	199,000
Gas Courchevel (5)	4,109	S.R.	1991	Nov 2004	Time Charter	August 2006	395,000
Gas Prophet	3,556	F.P.	1996	Oct 2004	Spot	N/A	N/A
Gas Shangai	3,526	F.P.	1999	Dec 2004	Spot	N/A	N/A
Gas Czar(6)	3,510	F.P.	1995	Feb 2006	Time Charter	Nov 2007	171,250
Gas Legacy	3,500	F.P.	1998	Oct 2005	Time Charter	April 2007	250,000
Gas Fortune	3,500	F.P.	1995	Feb 2006	Time Charter	Dec. 2006	184,000
Gas Artic	3,434	S.R.	1992	Apr 2005	Bareboat	April 2009	190,000
Gas Ice	3,434	S.R.	1991	Apr 2005	Bareboat	April 2008	174,250
Gas Crystal	3,211	S.R.	1990	Nov 2005	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec 2005	Time Charter	May 2006	118,000
Gas Prodigy(7)	3,014	F.P.	1995	Oct 2005	Time Charter	Dec. 2006	219,000
Gas Tiny	1,320	S.R.	1991	Oct 2004	Time Charter	Nov. 2006	120,000
Subtotal – 23 vessels	98,695
REMAINING IDENTIFIED VESSELS (with expected delivery date)
Gas Eternity	3,500	F.P.	1998	March 2006	Spot	N/A	N/A
Subtotal – 1 vessel	3,500
FLEET TOTAL 24 VESSELS	102,195 cbm

•

F.P.: Fully Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Gas Cathar is employed until August 2006 at a rate of $365,000 per month. Thereafter Gas Cathar will be employed for a further one year period at a rate of $355,000.

•

(3) As of February 24, 2005 “Sweet Dream” was renamed “Gas Monarch”.

•

(4) Gas Spirit is employed until June 2006 at a rate of $ 195,000 per month. The rate for the 12-month period between June 2006 and June 2007 will be agreed no later than the end of February 2006 and will range between a minimum of $250,000 and a maximum of $350,000.

•

(5) Gas Courchevel trades in the spot market until early March 2006.

•

(6) Gas Czar is employed until November 2006 at a rate of $ 171,250 per month. The rate for the 12 month period between December 2006 and November 2007 will be agreed upon no later than the commencement of the charter extension for the 12 months and will range between a minimum of $190,000 and a maximum of $210,000.

•

(7) Gas Prodigy is employed until late March/early April 2006 at a rate of $125,000 per month. It will be employed at $219,000 thereafter.

Fleet Data (Without the consolidation of “The Vafias Group of LPG Carriers”)

The following key indicators highlight the Company’s operating performance during fourth quarter 2005 and the full year 2005.

FLEET DATA	Fourth Quarter 2005	Full Year 2005
Average number of vessels (1)	15.1	9.3
Total calendar days for fleet (2)	1,387	3,382
Total voyage days for fleet (3)	1,383	3,378
Fleet utilization (4)	99.7%	99.9%
Total time charter days for fleet (5)	1,334	3,324
Total spot market days for fleet (6)	49	54

AVERAGE DAILY RESULTS	Fourth Quarter 2005	Full Year 2005
Time Charter Equivalent – TCE (7)	8,155	8,032
Vessel operating expenses (8)	2,277	2,097
Management fees	371	341
General and administrative expenses	307	229
Total vessel operating expenses (9)	2,584	2,326

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

8) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

EBITDA Reconciliation (Without the consolidation of “The Vafias Group of LPG Carriers”)

STEALTHGAS INC considers EBITDA to represent net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies.

EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

(figures in US $)	Fourth Quarter 2005	Full Year 2005
Net Cash Provided By (Used in) Operating Activities	9,785,950	23,476,401
Net increase in current assets, excluding cash	(1,280,578)	(742,021)
Net (increase) in current liabilities, excluding current portion of long term debt.	(1,880,388)	(5,771,068)
Non-cash G&A expenses	-	(243,750)
Interest income	(453,083)	(770,453)
Interest and finance costs	1,029,315	2,190,660
Amortization of finance fees	(26,531)	(41,343)
Profit/(Loss) on derivatives	7,000	(67,000)
EBITDA	7,181,685	18,031,426

(figures in US $)	Fourth Quarter 2005	Full Year 2005
Net Income	4,536,106	12,209,138
Plus net interest expense	576,232	1,420,207
Plus depreciation	2,069,347	4,402,081
EBITDA	7,181,685	18,031,426

Stealth Maritime Corp. to manage two of STEALTHGAS INC’s vessels:

As already announced, “Gas Eternity” and “Gas Prophet” will be managed by Stealth Maritime Corp. as of February 2006 and March/April 2006 respectively. Stealth Maritime Corp., STEALTHGAS’s affiliated manager, has recently hired two highly experienced operational and technical managers in the LPG sector namely Mr. Christos Vlachos and Captain Zannis Paschalis. Thus, over time STEALTHGAS INC will be reducing its outsourced third party technical managers from four to three in number.

This development will allow the company to monitor the performance of the outsourced managers as measured against its own capabilities, keeping the competitive tendering process in tact. It will also allow STEALTHGAS INC to further develop its own expertise within its affiliated management company, Stealth Maritime Corp.

Election of a fifth board member:

STEALTHGAS INC is pleased to announce that at the last meeting of the Board of Directors held on Friday, February 10, 2006, Mr. Markos Drakos was elected to the Board and was also elected Chairman of the Audit Committee. With Mr. Drakos’s election, the Board of Directors expands to a total of five Directors and strengthens its financial expertise.

Mr. Drakos was a founding partner of Touche Ross & Co. in 1988 (later renamed Deloitte & Touche) and served as Co-Managing Partner of the Nicosia office until 2002. Following the December 2002 reorganization of Deloitte & Touche in Cyprus, he set up the Markos Drakos Consultants Group which is effectively the successor to the consultancy, special services and international business division of Deloitte & Touche, Nicosia. Mr. Drakos experience also includes the specialization on the offshore and shipping industry with active participation in the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus and developed a client base in this respect to include several important multinational clients. Between 2000 and 2003, Mr. Drakos, served as Vice Chairman of the Cyprus Telecommunications Authority, which is the premiere Telecom operator of Cyprus. Mr. Drakos also acts as Director to a number of major international and local Companies. He holds a BSC in Economics from the London School of Economics, he is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

Conference Call and Webcast:

As already announced, on Friday, March 3rd at 9:00 AM EST, the company’s management will host a conference call to discuss the results and the company's operations and outlook.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(from the US), 0800 953 0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US). Please quote "STEALTHGAS".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 800 694 1449 (from the UK) or +44 (0) 1452 560 304 (from outside the US). Quote "STEALTHGAS".

A telephonic replay of the conference call will be available until Friday, March 3, 2006 by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2201616#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

APPENDIX

Basis of Presentation and General Information:

(With the Consolidation of The “Vafias Group of LPG Carriers”):

The accompanying consolidated financial statements include the accounts of STEALTHGAS INC. and its wholly owned subsidiaries (collectively, the “Company”) which, as of December 31, 2005 owned a fleet of twenty-one liquefied petroleum gas carriers providing worldwide marine transportation services under long, medium or short-term charters. STEALTHGAS INC. was formed under the laws of Marshall Islands on December 22, 2004.

As of December 31, 2004, under the direction of Stealth Maritime Corporation S.A. the shareholders of the vessel owning companies contributed all of their issued and outstanding shares of common stock to STEALTHGAS INC. and STEALTHGAS INC. became the sole owner of all the outstanding shares of all the subsidiaries mentioned in note 1a. below. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was, indirectly, wholly owned by and under the common control of the Vafias Group prior to the transfer of ownership of the companies to STEALTHGAS INC. Accordingly, the consolidated financial statements of the Company have been presented as if the ship-owning companies were consolidated subsidiaries of the Company as of the dates indicated and using the combined historical carrying costs of the assets and the liabilities of the ship-owning companies listed in note 1a below.

The vessels noted in 1c. “Vafias Group of LPG Carriers” were acquired by the affiliates of the Vafias Group from unrelated parties. The “Vafias Group of LPG Carriers” were acquired by the Company with a portion of the proceeds of the offering. The Company and the Vafias Group of LPG Carriers are entities that are commonly controlled by the Vafias Group.  Due to these relationships and the common control therein, the acquisition of the Vafias Group of LPG Carriers by the Company, was accounted for as a combination of entities under common control in a manner similar to a pooling of interests.  Such accounting resulted in the retroactive restatement of the historical financial statements of the Company as if the Vafias Group of LPG Carriers were consolidated subsidiaries of the Company for all periods presented.

(a)

Ship-owning companies acquired by StealthGas Inc. in 2004:

Name of Company

Vessel Name

Acquisition Date

cbm³

VCM Trading Ltd.

Gas Prophet

October 12, 2004

3,516.44

LPGONE Ltd.

Gas Tiny

October 29, 2004

1,319.96

Geneve Butane Inc

Gas Courchevel

November 24, 2004

4,102.00

Matrix Gas Trading Ltd.

Gas Shanghai

December 7, 2004

3,525.92

(b)

Ship-owning companies acquired by StealthGas Inc. in 2005:

Name of Company

Vessel Name

Acquisition Date

cbm³

Pacific Gases Ltd.

Gas Emperor

February 2, 2005

5,009.07

Semichlaus Exports Ltd.

Gas Ice

April 7, 2005

3,434.08

Ventspils Gases Ltd.

Gas Arctic

April 7, 2005

3,434.08

Industrial Materials Inc.

Birgit Kosan

April 11, 2005

5,013.33

Aracruz Trading Ltd.

Gas Amazon

May 19, 2005

6,562.41

Soleil Trust Inc.

Gas Sincerity

November 14, 2005

4,128.98

East Propane Inc.

Catterick

November 24, 2005

5,001.41

Petchem Trading Inc.

Gas Spirit

December 16, 2005

4,112.18

Malibu Gas Inc.

Feisty Gas

December 16, 2005

4,111.24

(c)

Vafias’ Group of LPG carriers:

Name of Company

Vessel Name

Acquisition Date

cbm³

Gaz De Brazil Inc.

Gas Prodigy

October 15, 2004

3,014.59

Independent Trader Ltd.

Gas Oracle

April 26, 2005

3,014.59

Continent Gas Inc.

Gas Chios

May 20, 2005

6,562.09

Empire Spirit Ltd.

Sweet Dream

May 31, 2005

5,018.35

Jungle Investment Limited

Gas Cathar

July 27, 2005

7,517.18

East Technologies Ltd.

Gas Crystal

July 28, 2005

3,211.04

Quicksilver Shipping Limited

Gas Legacy

August 26, 2005

3,513.79

Triathlon Gas Inc.

Gas Marathon

October 3, 2005

6,572.20

The vessels Gas Crystal, Gas Legacy and Gas Marathon were sold to the subsidiaries of the Company, called Iceland Ltd., Northern Yield Shipping Ltd. and Triathlon Inc. during the fourth quarter of 2005.

(d)

Ship-owning company with advance on vessel delivered in year 2006:

Advances of $ 983,000 were made in the year 2005 for the acquisition of the following vessel in the year 2006.

Name of Company

Vessel Name

cbm³

Balkan Holding Inc.

Islas Gas tbr. Gas Czar

          3,509.65

Fleet Data

FLEET DATA	Fourth Quarter 2005	Full Year 2005
Average number of vessels (1)	17.2	11.9
Total calendar days for fleet (2)	1,585	4,334
Total voyage days for fleet (3)	1,581	4,288
Fleet utilization (4)	99.7%	98.9%
Total time charter days for fleet (5)	1,532	4,105
Total spot market days for fleet (6)	49	183

AVERAGE DAILY RESULTS	Fourth Quarter 2005	Full Year 2005
Time Charter Equivalent – TCE (7)	8,125	7,919
Vessel operating expenses (8)	2,092	2,099
Management fees	337	340
General and administrative expenses	272	180
Total vessel operating expenses (9)	2,364	2,279

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

8) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

STEALTHGAS INC
Consolidated Statements of Income

For the quarters ended December 31, 2004 and December 31, 2005

(Expressed in United States Dollars)

	Fourth Quarter 2004	Fourth Quarter 2005
	(restated)
Revenues
Voyage revenues	$2,048,006	$13,816,745

Expenses
Voyage expenses	341,203	970,346
Vessels' operating expenses	759,010	3,314,930
Dry-docking cost	--	20,373
Management fees	111,540	533,830
General and administrative expenses	35,100	431,879
Depreciation	264,458	2,219,000
Total expenses	1,511,311	7,490,358

Income from operations	536,695	6,326,387

Other revenues and (expense)
Interest and finance costs, net	--	(1,123,095)
Income/Loss on derivatives	--	7,000
Interest income	47	454,235
Foreign exchange loss	(5,534)	(6,104)
Other expenses, net	(5,487)	(667,964)

Net income	531,208	5,658,423

Earnings per share, basic and diluted	0.09	0.42

Weighted average number of shares, outstanding	6,000,000	13,565,217

STEALTHGAS INC
Consolidated Statements of Income

For the period ended December 31, 2004 and the year ended December 31, 2005

(Expressed in United States Dollars)

	Period ended	Full Year ended
	December 31, 2004	December 31, 2005
	(restated)

Revenues
Voyage revenues	$2,048,006	$36,644,591

Expenses
Voyage expenses	341,203	2,688,155
Vessels' operating expenses	759,010	9,095,576
Dry-docking costs	--	470,384
Management fees	111,540	1,473,080
General and administrative expenses	35,100	779,539
Depreciation	264,458	5,611,942
Total expenses	1,511,311	20,118,676

Income from operations	536,695	16,525,915

Other revenues and (expense)
Interest and finance costs, net	--	(2,685,207)
Income/Loss on derivatives	--	(67,000)
Interest income	47	780,434
Foreign exchange loss	(5,534)	(18,091)
Other expenses, net	(5,487)	(1,989,864)

Net income	531,208	14,536,051

Earnings per share, basic and diluted	0.09	1.84

Weighted average number of shares, outstanding	6,000,000	7,906,849

STEALTHGAS INC
Consolidated Balance Sheets

December 31, 2004 (restated) and December 31, 2005

(Expressed in United States Dollars)

	December 31, 2004	December 31, 2005
	(restated)
Assets
Current assets
Cash and cash equivalents	$ --	$23,210,243
Receivables from related party	1,162,470	--
Trade receivables	19,623	13,330
Inventories	124,846	399,624
Advances and prepayments	9,130	161,094
Fair value of acquired time charter	--	597,754
Restricted cash	--	1,634,203
Total current assets	$1,316,069	$26,016,248

Non current assets
Advances for vessels acquisitions	1,905,282	983,000
Vessels, net	37,396,018	229,763,864
Deferred finance charges	--	215,656
Total non current assets	$39,301,300	$230,962,520
Total assets	$40,617,369	$256,978,768

Liabilities and Stockholders' Equity
Current liabilities
Overdraft facility	--	200,000
Payable to related party	--	1,549,837
Trade accounts payable	495,925	984,997
Other accrued liabilities	360,818	1,635,040
Fair value of acquired time charter	1,842,857	1,443,989
Deferred income	534,413	2,284,578
Current portion of long-term debt	--	12,627,000
Total current liabilities	$3,234,013	$20,725,441

Non current liabilities
Derivative liability	--	67,000
Long-term debt	--	85,079,000
Total liabilities	$3,234,013	$105,871,441

Stockholders' equity
Capital stock 14,000,000 shares authorized and
outstanding with a par value of $.01	60,000	140,000
Additional paid-in capital	36,792,148	145,883,121
Retained earnings	531,208	5,084,206
Total stockholders' equity	$37,383,356	$151,107,327
Total liabilities and stockholders' equity	$40,617,369	$256,978,768

STEALTHGAS INC
Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	December 31, 2004	December 31, 2005
	(restated)
Cash flows from operating activities
Net income for the period/year	$ 531,208	$14,536,051

Items included in net income not affecting cash flows:
Depreciation and amortization	264,458	5,653,286
Amortization of fair value of time charter	(307,143)	(1,907,622)
Non cash general and administrative expenses	35,100	243,750
Net loss of vessels acquired from the Vafias Group		16,947
Loss on derivative	--	67,000

Changes in operating assets and liabilities:
(Increase) decrease in receivable from related party	(1,162,470)	1,162,470
(Increase) decrease in trade receivables	(19.623)	6,293
(Increase) in inventories	(124,846)	(274,778)
(Increase) in advances and prepayments	(9,130)	(151,964)
Increase in payable to related party	--	1,549,837
Increase in trade accounts payable	495,925	489,072
Increase in other accrued liabilities	360,818	1,274,222
Increase in deferred income	534,413	1,750,165
Net cash provided by operating activities	598,710	24,414,729

Cash flows from investing activities
Advances for vessels acquisitions	(1,905,282)	(983,000)
Increase in restricted cash account	--	(1,634,203)
Acquisition of vessels	(37,660,476)	(196,074,506)
Fair value of acquired time charter	2,150,000	911,000
Net cash used in investing activities	(37,415,758)	(197,780,709)
Cash flows from financing activities
Capital stock	60,000	80,000
Additional paid-in capital	36,757,048	62,752,877
Initial Public Offering	--	116,000,000
Issuance costs	--	(8,694,657)
Deemed dividends	--	(6,312,500)
Vafias group of LPG carriers		(54,898,497)
Dividends paid	--	(10,000,000)
Deferred finance charges	--	(257,000)
Overdraft facility	--	200,000
Loan repayment	--	(42,294,000)
Proceeds from long-term debt	--	140,000,000
Net cash provided by financing activities	36,817,048	196,576,223
Net Increase in cash and cash equivalents	--	23,210,243
Cash and cash equivalents at beginning of period/year	--	--
Cash and cash equivalents at end of period/year	--	23,210,243
Supplemental Cash Flow Information:
Cash paid during the period for: Interest payments	$ --	$2,130,228

EBITDA Reconciliation

STEALTHGAS INC considers EBITDA to represent net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

(figures in US $)	Fourth Quarter 2005	Full Year 2005
Net Cash Provided By (Used in) Operating Activities	7,061,620	24,414,729
Net increase in current assets, excluding cash	(2,741,425)	(742,021)
Net (increase) in current liabilities, excluding current portion of long term debt.	3,081,893	(5,063,296)
Non-cash G&A expenses	0	(243,750)
Net Loss of vessels acquired from Vafias group	(16,947)	(16,947)
Interest income	(454,235)	(780,434)
Interest and finance costs	1,123,095	2,685,207
Amortization of finance fees	(24,805)	(41,344)
Profit/(Loss) on derivatives	7,000	(67,000)
EBITDA	8,036,196	20,145,144

(figures in US $)	Fourth Quarter 2005	Full Year 2005
Net Income	5,658,423	14,536,051
Plus net interest expense	668,860	1,904,773
Plus depreciation	1,708,913	3,704,320
EBITDA	8,036,196	20,145,144

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 23 LPG carriers, and intends to acquire 1 additional LPG carrier. Once this acquisition is completed, STEALTHGAS INC's fleet will be composed of 24 LPG Carriers with a total capacity of 102,416 cubic meters (cbm). STEALTHGAS INC's shares are listed on NASDAQ and trade under the symbol "GASS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  March 2, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                    Chief Financial Officer